CASTOR MARITIME INC.
Christodoulou Chatzipavlou 223
Hawaii Royal Gardens, Apart. 16
3036 Limassol, Cyprus

June 19, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Castor Maritime Inc. Registration Statement on Form F-3 (File No. 333-232052)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on June 10, 2019, be accelerated so that it will be made effective at 2:00 p.m. Eastern Time on June 21, 2019, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Gary Wolfe at (212) 574-1223 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

Castor Maritime Inc.

By:	/s/ Petros Panagiotidis
Name: Petros Panagiotidis
Title: Chairman, Chief Executive Officer and Chief Financial Officer